Filed by Skyworks Solutions, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Analogic Technologies Incorporated
Registration File No.: 333-174953

Skyworks Media Relations:	Skyworks Investor Relations:
Pilar Barrigas (949) 231-3061	Stephen Ferranti (781) 376-3056
Skyworks Exceeds Q3 FY11 Revenue and EPS Estimates and
Guides to $0.53 of Non-GAAP EPS in Q4 FY11
•	Delivers $356.1 Million in Revenue; Up 27 Percent Year-Over-Year, excluding SiGe Acquisition

•	Increases Non-GAAP Operating Income 54 Percent Year-Over-Year (35 Percent GAAP)

•	Posts Non-GAAP Diluted Earnings Per Share of $0.49 ($0.27 GAAP)

•	Generates $86 Million in Cash Flow from Operations

•	Forecasts $400 Million in Revenue and $0.53 of Non-GAAP Diluted EPS in Q4 FY11
     WOBURN, Mass., July 21, 2011 — Skyworks Solutions, Inc. (NASDAQ: SWKS), an innovator of high reliability analog and mixed signal semiconductors enabling a broad range of end markets, today reported third fiscal quarter 2011 results. Revenue in the June quarter was $356.1 million, including $6.5 million of revenue from the acquisition of SiGe Semiconductor which closed on June 10, 2011. This compares to the Company’s revenue guidance of $345 million, excluding the SiGe acquisition.
     On a non-GAAP basis, operating income for the third fiscal quarter of 2011 was $97.6 million, up from $63.5 million in the prior-year period, reflecting a 54 percent increase. Non-GAAP diluted earnings per share for the third fiscal quarter was $0.49 versus prior guidance of $0.46, and representing a 53 percent improvement when compared to $0.32 for the same period a year ago. On a GAAP basis, operating income for the third fiscal quarter of 2011 was $72.2 million and diluted earnings per share was $0.27 after one time acquisition and other related costs.
     “Skyworks exceeded all key metrics last quarter and we see a steep growth trajectory heading into the second half of calendar 2011,” said David J. Aldrich, president and chief executive officer of Skyworks. “Our momentum is being driven by content growth and share gains within leading smart phones, tablets, gaming platforms, home automation systems and network infrastructure coupled with diversification into new

Q3 FY11 Earnings Press Release

vertical markets. Further, the advent of LTE, machine-to-machine and cloud computing applications is translating into stronger design win activity as more and more electronic platforms are becoming wirelessly enabled to share data, voice and video. Given our differentiated product portfolio, extensive customer engagements, technology roadmaps and scale, Skyworks is uniquely positioned to capitalize on this rapidly approaching connectivity revolution and, in turn, to sustainably outpace industry growth.”
Business Highlights
•	Expanded gross margin by 166 basis points year-over-year to 44.9 percent on a non-GAAP basis (43.9 percent GAAP)

•	Closed acquisition of mobile data connectivity leader SiGe Semiconductor

•	Announced intent to acquire power management innovator Advanced Analogic Technologies

•	Unveiled industry’s first stand-alone, high-dynamic range power detectors for 3G and LTE smart phones and datacards

•	Secured high power, transmit/receive switches, high frequency modulators and wide-band digital attenuator sockets in support of TD-LTE China market

•	Launched ultra-low power LNAs for diverse markets including set-top boxes, Bluetooth(R) headsets, hearing aids, meter readers and 2.4 GHz wireless networks

•	Captured wireless networking design wins in support of home monitoring and security deployments

•	Awarded major electronic toll collection system contract with portfolio of analog control ICs

•	Enabled wireless connectivity at all three market leading gaming console OEMs

•	Ramped high-power filters for military and homeland security markets
Fourth Fiscal Quarter 2011 Outlook
     “Based on strong bookings and order visibility, the stage is set for Skyworks to again outperform our addressable markets and deliver operating leverage,” said Donald W. Palette, vice president and chief financial officer of Skyworks. “Specifically, for the current quarter, we are guiding to revenue of $400 million with non-GAAP diluted earnings per share of $0.53.”

Q3 FY11 Earnings Press Release

     For further information regarding use of non-GAAP measures in this press release, please refer to the Discussion Regarding the Use of Non-GAAP Financial Measures set forth below.
Skyworks’ Third Fiscal Quarter 2011 Conference Call
     Skyworks will host a conference call with analysts to discuss its third fiscal quarter 2011 results and business outlook today at 5:00 p.m. Eastern time. To listen to the conference call via the Internet, please visit the investor relations section of Skyworks’ Web site. To listen to the conference call via telephone, please call 888-278-8476 (domestic) or 913-312-0846 (international), confirmation code: 1581426.
     Playback of the conference call will begin at 9:00 p.m. Eastern time on July 21, and end at 9:00 p.m. Eastern time on July 28. The replay will be available on Skyworks’ Web site or by calling 888-203-1112 (domestic) or 719-457-0820 (international), pass code: 1581426.
About Skyworks
     Skyworks Solutions, Inc. is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. The Company’s portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, optocouplers, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.
     Headquartered in Woburn, Mass., Skyworks is worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. For more information, please visit Skyworks’ Web site at: www.skyworksinc.com.
Safe Harbor Statement
     This news release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future results and expectations of Skyworks (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect our future operating results, financial position and cash flows.
     These risks, uncertainties and other important factors include, but are not limited to: whether we are able to satisfy the closing conditions and close our acquisition of Advanced Analogic Technologies; whether we are able to successfully integrate SiGe Semiconductor’s and/or Advanced Analogic Technologies’ operations; uncertainty regarding global economic and financial market conditions; the susceptibility of the wireless semiconductor industry and the markets addressed by our, and our customers’, products to economic downturns; the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; losses or curtailments of

Q3 FY11 Earnings Press Release

purchases or payments from key customers, or the timing of customer inventory adjustments; the availability and pricing of third party semiconductor foundry, assembly and test capacity, raw materials and supplier components; changes in laws, regulations and/or policies in the United States that could adversely affect financial markets and our ability to raise capital; our ability to develop, manufacture and market innovative products in a highly price competitive and rapidly changing technological environment; economic, social and political conditions in the countries in which we, our customers or our suppliers operate, including security and health risks, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates; fluctuations in our manufacturing yields due to our complex and specialized manufacturing processes; delays or disruptions in production due to equipment maintenance, repairs and/or upgrades; our reliance on several key customers for a large percentage of our sales; fluctuations in the manufacturing yields of our third party semiconductor foundries and other problems or delays in the fabrication, assembly, testing or delivery of our products; our ability to timely and accurately predict market requirements and evolving industry standards, and to identify opportunities in new markets; uncertainties of litigation, including potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; our ability to rapidly develop new products and avoid product obsolescence; our ability to retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement our business and product plans; lengthy product development cycles that impact the timing of new product introductions; unfavorable changes in product mix; the quality of our products and any remediation costs; shorter than expected product life cycles; problems or delays that we may face in shifting our products to smaller geometry process technologies and in achieving higher levels of design integration; and our ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties, as well as other risks and uncertainties, including but not limited to those detailed from time to time in our filings with the Securities and Exchange Commission.
     These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Note to Editors: Skyworks and Skyworks Solutions are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.
Additional Information about the Advanced Analogic Technologies Incorporated Transaction and Where to Find It
     Skyworks filed with the Securities and Exchange Commission (“SEC”) on June 17, 2011 a Registration Statement on Form S-4 and plans to file a Registration Statement on Form S-8 in connection with its pending acquisition of Advanced Analogic Technologies Incorporated, and Advanced Analogic Technologies filed on June 17, 2011 with the SEC a Proxy Statement/Prospectus in connection with the transaction which it plans to mail to its stockholders. The Registration Statementon Form S-4 and the Proxy Statement/Prospectus contain, and the Registration Statement on Form S-8 when it becomes available will contain, important information about Skyworks, Advanced Analogic Technologies, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS AS THEY BECOME AVAILABLE.
     Investors and security holders can to obtain free copies of the Registration Statement on Form S-4 (and the Registration Statement on Form S-8 when it becomes available) and the Proxy Statement/Prospectus and other documents filed with the SEC by Skyworks and Advanced Analogic Technologies through the website maintained by the SEC at http://www.sec.gov.
     In addition, investors and security holders may obtain free copies of the Registration Statement on Form S-4 (and the Registration Statement on Form S-8 when it becomes available) and the Proxy Statement/Prospectus from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com; or from Advanced Analogic Technologies by contacting Advanced Analogic Technologies’ Investor Relations at The

Q3 FY11 Earnings Press Release

Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing Advanced Analogic Technologies’ investor relations website at http://www.analogictech.com.
Participants in the Solicitation
     Skyworks and Advanced Analogic Technologies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the vote by Advanced Analogic Technologies stockholders on the acquisition of Advanced Analogic Technologies by Skyworks. Information about the directors and executive officers of Skyworks and Advanced Analogic Technologies are set forth in Skyworks’ and Advanced Analogic Technologies’ most recent Form 10-K/A, which were filed with the SEC on January 31, 2011 and May 2, 2011, respectively, as well as Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Investors may obtain additional information regarding the interest of Skyworks and its directors and officers, and Advanced Analogic Technologies and its directors and executive officers in the proposed transaction, by reading the Registration Statement on Form S-4 and the Proxy Statement/Prospectus regarding the transaction and the Registration Statement on Form S-8 when it becomes available.
# # #

SKYWORKS SOLUTIONS, INC.
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Nine Months Ended
	July 1,	July 2,	July 1,	July 2,
(in thousands, except per share amounts)	2011	2010	2011	2010
Net revenue	$356,075	$275,370	$1,016,606	$758,566
Cost of goods sold	199,850	157,104	570,862	437,892

Gross profit	156,225	118,266	445,744	320,674

Operating expenses:
Research and development	43,067	34,882	121,228	98,731
Selling, general and administrative	35,451	29,451	98,167	84,164
Restructuring and other charges	1,475	(1,040)	1,475	(1,040)
Amortization of intangibles	4,006	1,501	7,246	4,502

Total operating expenses	83,999	64,794	228,116	186,357

Operating income	72,226	53,472	217,628	134,317

Interest expense	(465)	(867)	(1,463)	(3,619)
Gain (loss) on early retirement of convertible debt	—	45	—	(79)
Other (loss) income, net	(2)	19	(185)	(300)

Income before income taxes	71,759	52,669	215,980	130,319
Provision for income taxes	20,211	17,933	53,604	39,829

Net income	$51,548	$34,736	$162,376	$90,490

Earnings per share:
Basic	$0.28	$0.20	$0.89	$0.52
Diluted	$0.27	$0.19	$0.85	$0.50
Weighted average shares:
Basic	183,750	175,495	182,642	174,220
Diluted	191,380	183,889	190,628	182,072

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	Three Months Ended		Nine Months Ended
	July 1,	July 2,	July 1,	July 2,
(in thousands)	2011	2010	2011	2010
GAAP gross profit	$156,225	$118,266	$445,744	$320,674
Share-based compensation expense [a]	2,178	921	5,397	2,752
Acquisition-related expense [b]	1,617	—	1,617	—

Non-GAAP gross profit	$160,020	$119,187	$452,758	$323,426

Non-GAAP gross margin %	44.9%	43.3%	44.5%	42.6%

	Three Months Ended		Nine Months Ended
	July 1,	July 2,	July 1,	July 2,
(in thousands)	2011	2010	2011	2010
GAAP operating income	$72,226	$53,472	$217,628	$134,317
Share-based compensation expense [a]	14,543	9,435	42,688	26,239
Acquisition-related expense [b]	2,857	—	3,505	—
Litigation settlement gains and losses [c]	2,300	—	2,300	—
Amortization of intangible assets	4,006	1,501	7,246	4,502
Restructuring & other charges (credits) [d]	1,475	(1,040)	1,475	(1,040)
Deferred executive compensation	143	173	451	519

Non-GAAP operating income	$97,550	$63,541	$275,293	$164,537

Non-GAAP operating margin %	27.4%	23.1%	27.1%	21.7%

	Three Months Ended		Nine Months Ended
	July 1,	July 2,	July 1,	July 2,
(in thousands)	2011	2010	2011	2010
GAAP net income	$51,548	$34,736	$162,376	$90,490
Share-based compensation expense [a]	14,543	9,435	42,688	26,239
Acquisition-related expense [b]	2,857	—	3,505	—
Litigation settlement gains and losses [c]	2,300	—	2,300	—
Amortization of intangible assets	4,006	1,501	7,246	4,502
Restructuring & other charges (credits) [d]	1,475	(1,040)	1,475	(1,040)
Deferred executive compensation	143	173	451	519
(Gain) loss on early retirement of convertible debt [e]	—	(45)	—	79
Amortization of discount on convertible debt [f]	339	478	1,000	2,180
Tax adjustments [g]	15,827	13,511	35,423	27,695

Non-GAAP net income	$93,038	$58,749	$256,464	$150,664

	Three Months Ended		Nine Months Ended
	July 1,	July 2,	July 1,	July 2,
	2011	2010	2011	2010
GAAP net income per share, diluted	$0.27	$0.19	$0.85	$0.50
Share-based compensation expense [a]	0.08	0.05	0.22	0.14
Acquisition-related expense [b]	0.02	—	0.02	—
Litigation settlement gains and losses [c]	0.01	—	0.01	—
Amortization of intangible assets	0.02	0.01	0.04	0.03
Restructuring & other charges (credits) [d]	0.01	—	0.01	—
Amortization of discount on convertible debt [f]	—	—	0.01	0.01
Tax adjustments [g]	0.08	0.07	0.19	0.15

Non-GAAP net income per share, diluted	$0.49	$0.32	$1.35	$0.83

SKYWORKS SOLUTIONS, INC.
DISCUSSION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES
Our earnings release contains some or all of the following financial measures which have not been calculated in accordance with United States Generally Accepted Accounting Principles (GAAP): (i) non-GAAP gross profit and gross margin, (ii) non-GAAP operating income and operating margin, (iii) non-GAAP net income, and (iv) non-GAAP net income per share (diluted). As set forth in the “Unaudited Reconciliation of Non-GAAP Financial Measures” table found above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare operating performance against peer companies and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations or reduce management’s ability to make useful forecasts.
We provide investors with non-GAAP gross profit and gross margin, non-GAAP operating income and operating margin and non-GAAP net income because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of operating results to peer companies. We also believe that providing non-GAAP operating income and operating margin allows investors to assess the extent to which ongoing operations impact our overall financial performance. We further believe that providing non-GAAP net income and non-GAAP net income per share (diluted) allows investors to assess the overall financial performance of ongoing operations by eliminating the impact of certain financing decisions related to our convertible debt and certain tax items which may not occur in each period for which financial information is presented and which represent gains or losses unrelated to our ongoing operations. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.
We calculate non-GAAP gross profit by excluding from GAAP gross profit, stock compensation expense, restructuring-related charges and acquisition-related expenses. We calculate non-GAAP operating income by excluding from GAAP operating income, stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses and certain deferred executive compensation. We calculate non-GAAP net income and net income per share (diluted) by excluding from GAAP net income and net income per share (diluted), stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses, amortization of discount on convertible debt, and certain deferred executive compensation, as well as certain items related to the retirement of convertible debt, and certain tax items, which may not occur in all periods for which financial information is presented. We exclude the items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:
Stock Compensation — because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.
Acquisition-Related Expenses — including such items as, when applicable, amortization of acquired intangible assets, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, acquisition-related professional fees and deemed compensation expenses, because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to future business operations and thereby including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.
Litigation settlement gains and losses — including gains and losses related to the resolution of other than ordinary course threatened and actually filed lawsuits and other than ordinary course contractual disputes, because (1) they are not considered by management in making operating decisions, (2) such gains and losses tend to be infrequent in nature, (3) such gains and losses are generally not directly controlled by management, (4) we believe such gains and losses do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized and (5) the amount of such gains or losses can vary significantly between companies and make comparisons difficult.
Restructuring-Related Charges — because, to the extent such charges impact a period presented, we believe that they have no direct correlation to future business operations and including such charges does not necessarily reflect the performance of our ongoing operations for the period in which such charges are incurred.
Deferred Executive Compensation — including charges related to any contingent obligation pursuant to an executive severance agreement because we believe the period over which the obligation is amortized may not reflect the period of benefit and that such expense has no direct correlation with our recurring business operations and including such expenses does not accurately reflect the compensation expense for the period in which incurred.
Amortization of Discount on Convertible Debt — comprised of the amortization of the debt discount recorded at inception of the convertible debt borrowing related to the adoption of ASC 470-20, because the expense is dependent on fair value assessments and is not considered by management when making operating decisions.
Gains and Losses on Retirement of Convertible Debt — because, to the extent that gains or losses from such repurchases impact a period presented, we do not believe that they reflect the underlying performance of ongoing business operations for such period.
Certain Income Tax Items — including certain deferred tax charges and benefits which do not result in a current tax payment or tax refund and other adjustments which are not indicative of ongoing business operations.
The non-GAAP financial measures presented in the table above should not be considered in isolation and are not an alternative for, the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating operating performance or ongoing business. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.
Our earnings release contains a forward looking estimate of non-GAAP diluted earnings per share for the fourth quarter of our 2011 fiscal year (“Q4 2011”). We provide this non-GAAP measure to investors on a prospective basis for the same reasons (set forth above) that we provide them to investors on a historical basis. We are unable to provide a reconciliation of our forward looking estimate of Q4 2011 non-GAAP diluted earnings per share to a forward looking estimate of Q4 2011 GAAP diluted earnings per share because certain information needed to make a reasonable forward looking estimate of GAAP diluted earnings per share for Q4 2011 (other than estimated stock compensation expense of $0.08 per diluted share, certain tax items of $0.06 per diluted share, estimated acquisition related expense of $0.09 per diluted share and estimated deferred executive compensation expense and restructuring and other charges with a de minimis impact per diluted share) is difficult to predict and estimate and is often dependent on future events which may be uncertain or outside of our control. Such events may include unanticipated gains and losses on retirement of convertible debt, unanticipated one time charges related to asset impairments (fixed assets, intangibles or goodwill), unanticipated acquisition related costs, unanticipated litigation settlement gains and losses and other unanticipated non-recurring items not reflective of ongoing operations. We believe the probable significance of these unknown items, in aggregate, to be in the range of $0.00 to $0.05 in quarterly earnings per diluted share on a GAAP basis. Our forward looking estimates of both GAAP and non-GAAP measures of our financial performance may differ materially from our actual results and should not be relied upon as statements of fact.
[a]	These charges represent expense recognized in accordance with ASC 718 — Compensation, Stock Compensation.

Approximately $2.2 million, $4.2 million and $8.1 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the three months ended July 1, 2011.

Approximately $5.4 million, $13.1 million and $24.2 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the nine months ended July 1, 2011.

For the three months ended July 2, 2010, approximately $0.9 million, $1.9 million and $6.6 million were included in costs of goods sold, research and development expense and selling, general and administrative expense, respectively.

For the nine months ended July 2, 2010, approximately $2.8 million, $5.4 million and $18.0 million were included in costs of goods sold, research and development expense and selling, general and administrative expense, respectively.

[b]	The acquisition-related expense recognized during the three months and nine months ended July 1, 2011 includes a $1.6 million charge to cost of sales related to the sale of acquired inventory. Also included in acquisition-related expense is $1.2 million and $1.9 million in transaction costs associated with acquisitions completed or contemplated during the three months and nine months ended July 1, 2011, respectively.

[c]	During the three month period ended July 1, 2011, the Company recognized a $2.3 million charge related to the resolution of a contractual dispute.

[d]	During the three months ended July 1, 2011, the Company implemented a restructuring plan to reduce the headcount associated with its acquisition of SiGe Semiconductor, Inc.

For the three months ended July 2, 2010, the Company recorded a $1.0 million credit to restructuring and other charges related to the sale of an impaired long-lived asset.

[e]	The gain recorded during the three months ended July 2, 2010 relates to the retirement of $20.4 million of the Company’s 1.50% convertible subordinated notes due on March 1, 2012.

The net loss recorded during the nine months ended July 2, 2010 relates to a loss on the retirement of $32.6 million of the Company’s 1.25% convertible subordinated notes due on March 1, 2010 offset by a gain on the retirement of $20.4 million of the Company’s 1.50% convertible subordinated notes due on March 1, 2012.

[f]	These charges represent the amortization expense recognized in accordance with ASC 470-20. Approximately, $0.3 million and $1.0 million, respectively, of amortization expense was recognized during the three months and nine months ended July 1, 2011.

Approximately $0.5 and $2.2 million, respectively, of amortization expense was recognized during the three months and nine months ended July 2, 2010.

[g]	During the three months and nine months ended July 1, 2011 and July 2, 2010, these amounts primarily represent the utilization of net operating loss and research and development credit carryforwards.

SKYWORKS SOLUTIONS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	July 1,	Oct. 1,
(in thousands)	2011	2010
Assets
Current assets:
Cash and cash equivalents	$310,357	$459,385
Accounts receivable, net	186,129	175,232
Inventories	188,795	125,059
Prepaid expenses and other current assets	26,852	30,189
Property, plant and equipment, net	252,755	204,363
Goodwill and intangible assets, net	768,996	498,096
Other assets	71,715	71,728

Total assets	$1,805,599	$1,564,052

Liabilities and Equity
Current liabilities:
Credit facility	$—	$50,000
Convertible notes	25,744	—
Accounts payable	116,648	111,967
Accrued liabilities and other current liabilities	101,957	42,357
Long-term debt	—	24,743
Other long-term liabilities	29,076	18,389
Stockholders’ equity	1,532,174	1,316,596

Total liabilities and equity	$1,805,599	$1,564,052